UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Aerohive Networks, Inc.

(Name of Subject Company)

Clover Merger Sub, Inc.

(Offeror)

a wholly-owned subsidiary of

Extreme Networks, Inc.

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

007786106

(Cusip Number of Class of Securities)

Katayoun (“Katy”) Motiey

Chief Administrative Officer, General Counsel and Corporate Secretary

6480 Via del Oro

San Jose, California

(408) 579-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Tad Freese

Mark Bekheit

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$284,682,044.74	$34,503.46

*

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 57,385,708, the number of outstanding shares of Aerohive Networks, Inc. common stock, multiplied by $4.45, the offer price, (ii) 768,871, the number of shares of common stock issuable pursuant to outstanding and vested options with an exercise price less than the offer price of $4.45 per share, multiplied by $3.09, which is the offer price of $4.45 minus the weighted average exercise price for such options of $1.36 per share, (iii) 0, the number of shares of common stock issuable pursuant to outstanding and unvested options with an exercise price less than the offer price of $4.45 per share, (iv) 5,207,345 shares of common stock underlying restricted stock units, multiplied by the offer price of $4.45 per share and (v) 846,986, the number of shares of common stock underlying performance-based restricted stock units, multiplied by the offer price of $4.45 per share. The foregoing share figures have been provided by the issuer to the offerors and are as of July 8, 2019, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,503.46	Filing Party: Extreme Networks, Inc. and Clover Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 12, 2019.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the United States Securities and Exchange Commission on July 12, 2019 by Clover Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Extreme Networks, Inc. (“Extreme”), and Extreme, a Delaware corporation. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Aerohive Networks, Inc. (“Aerohive”), a Delaware corporation, at a price of $4.45 per Share, in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated July 12, 2019 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 4.	Terms of the Transaction.

The following sentence is hereby added to the last paragraph of Section 15 — “Conditions to the Offer” of the Offer to Purchase:

“All conditions to the Offer must be satisfied or waived prior to the expiration of the Offer.”

Item 11.	Additional Information.

The following sentence is hereby added to the last paragraph of Section 15 — “Conditions to the Offer” of the Offer to Purchase:

“All conditions to the Offer must be satisfied or waived prior to the expiration of the Offer.”

The third and fourth paragraphs under the caption “Antitrust Compliance – HSR Act” in Section 17 — “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance — HSR Act” of the Offer to Purchase are hereby deleted in their entirety and the following two paragraphs are hereby added after the second paragraph under such caption:

“On July 8, 2019, Extreme and Aerohive filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. As of 3:53 p.m., New York City time, on July 16, 2019, the FTC granted early termination of the waiting period under the HSR Act applicable to the Offer. Accordingly, the condition to the Offer relating to the expiration or early termination of the waiting period under the HSR Act has been satisfied.

U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger.”

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated July 12, 2019.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in The New York Times on July 12, 2019.*

(a)(5)(i)	Joint press release issued by Aerohive Networks, Inc. and Extreme Networks, Inc. announcing the signing of the Agreement and Plan of Merger on June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(ii)	Presentation to investors on June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(iii)	Transcript of portions of the conference call held by Extreme Networks, Inc. on June 26, 2019 and relating to the proposed acquisition of Aerohive Networks, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(iv)	Letter to both Aerohive Networks, Inc. and Extreme Networks, Inc. customers dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(v)	Letter to both Aerohive Networks, Inc. and Extreme Networks, Inc. partners dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(vi)	Letter to Extreme Networks, Inc. employees dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(vii)	Letter to Aerohive Networks, Inc. employees dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(viii)	Letter to Extreme Networks, Inc. customers dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(ix)	Letter to Extreme Networks, Inc. partners dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(xi)	Extreme Networks, Inc. and Aerohive Networks, Inc. Customer Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(xii)	Aerohive Networks, Inc. Employee Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(xiii)	Extreme Networks, Inc. Employee Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(xiv)	Extreme Networks, Inc. and Aerohive Networks, Inc. Investor Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(a)(5)(xv)	Extreme Networks, Inc. and Aerohive Networks, Inc. Partner Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

Index No.

(a)(5)(xvi)	Press release issued by Extreme Networks, Inc. announcing commencement of the Offer on July 12, 2019.*

(b)	Commitment Letter, dated June 26, 2019, by and between Bank of Montreal, BMO Capital Markets Corp. and Extreme Networks, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(d)(1)	Agreement and Plan of Merger, dated June 26, 2019, by and among Extreme Networks, Inc., Clover Merger Sub, Inc. and Aerohive Networks, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(d)(2)	Mutual Non-Disclosure Agreement, dated April 8, 2019 and effective April 1, 2019, by and between Extreme Networks, Inc. and Aerohive Networks, Inc.*

(d)(3)	Tender and Support Agreement, dated June 26, 2019, by and among Extreme Networks, Inc., Merger Sub, Inc., David K. Flynn, Frank Marshall, John Gordon Payne, Remo Canessa, Curt Evander Garner III, Conway “Todd” Rulon-Miller and Ingrid Burton (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Extreme Networks, Inc. with the SEC on June 26, 2019).*

(d)(4)	Letter Agreement, dated June 1, 2019, by and between Aerohive Networks, Inc. and Extreme Networks, Inc.*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2019

CLOVER MERGER SUB, INC.

By:	/s/ Katayoun (“Katy”) Motiey
Name:	Katayoun (“Katy”) Motiey
Title:	President and Chief Executive Officer

EXTREME NETWORKS, INC.

By:	/s/ Katayoun (“Katy”) Motiey
Name:	Katayoun (“Katy”) Motiey
Title:	Chief Administrative Officer, General Counsel and Corporate Secretary